ATTORNEYS AT LAW

600 VINE STREET, SUITE 2500
CINCINNATI, OHIO 45202-2491
TELEPHONE  (513) 852-6000
FAX  (513) 852-6087

________________

WOOD, LAMPING & LEHNER LLP
208 WALNUT STREET
LAWRENCEBURG, INDIANA 47025
TELEPHONE  (812) 537-2375
FAX  (812) 537-2368

www.woodlamping.com

KENNETH J. SCHNEIDER
PAUL R. BERNINGER
ROBERT P. MALLOY
JEFFREY M. ROLLMAN
MARK S. RECKMAN
JAN M. FRANKEL
GARY J. DAVIS
JAMES B. HARRISON
HENRY E. MENNINGER, JR.
C.J. SCHMIDT III
THOMAS M. WOEBKENBERG
JEFFREY P. McSHERRY
ARTHUR D. WEBER, JR.
THOMAS J. BREED
LISA D. LEHNER
HOWARD L. RICHSHAFER
ELIZABETH A. HORWITZ

JOHN W. EILERS
PETER M. BURRELL
LISA M. RAMMES
ANNE B. FLOTTMAN
EDWARD D. BENDER
JEFFREY D. FORBES
DOUGLAS L. WESTENDORF
RAYMOND J. PIKNA, JR.
ROCCINA S. NIEHAUS
KEVIN K. FRANK
JOEL F. McGUIRE
SHARON S. PARSLEY
E. WEDNESDAY OSTER
RAYAN F. COUTINHO, Ph.D.
MICHAEL J. MENNINGER
JULIE R. PUGH
HEATHER D. WALSH

Counsel
ROBERT F. RECKMAN
WILLIAM H. EDER, JR.
HAROLD G. KORBEE
BRIAN P. GILLAN
TIMOTHY A. GARRY, JR.

JOHN WOOD II (1917-1998)
FRED C. LAMPING (1903-1989)
ALBERT H. NEMAN (1929-2003)
HARRY M. HOFFHEIMER
(1913- 2006)

Direct Dial:  (513) 852-6032
E-Mail:  eahorwitz@woodlamping.com

August 4, 2008

VIA ELECTRONIC MAIL
Mr. David Edgar
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

Re:	Pomeroy IT Solutions, Inc.
File No. 000-20022

Dear Mr. Edgar:

We are counsel to Pomeroy IT Solutions, Inc., a Delaware corporation (“Pomeroy”).  This letter is to confirm our cross- voicemail messages in which Pomeroy has obtained an extension of time, until Wednesday August 20, 2008, to file Pomeroy’s response to your Comment Letter, dated July 24, 2008, pertaining to Pomeroy’s Form 10-K for the fiscal year ended January 5, 2008.

We thank you for the extension of time.  If you have any questions, please call me.

Sincerely,

/s/ Elizabeth A. Horwitz
Elizabeth A. Horwitz

cc:	Craig J. Propst, CFO
Kristi P. Nelson, Esq.

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